UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On April 7, 2021, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2021. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the second fiscal quarter of the 2021 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the second fiscal quarter of the 2021 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: April 7, 2021

PRESS RELEASE
For immediate release

EXFO reports second quarter results for fiscal 2021

◾	Sales reached US$69.3 million
◾	Bookings attained US$79.3 million, up 8.9% year-over-year
◾	IFRS net loss totaled US$2.4 million
◾	Adjusted EBITDA amounted to US$3.4 million

QUEBEC CITY, CANADA, April 7, 2021 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the second quarter ended February 28, 2021.

“EXFO delivered another solid performance in the second quarter of 2021, marked by a robust book-to-bill ratio of 1.15 and healthy cash flows from operations of US$14.7 million,” said EXFO’s CEO Philippe Morin. “I am particularly pleased with our strong bookings that reflect increased market demand, driven by catch-up spending and early deployments of 5G, cloud-based networks, as communications service providers get a better handle on transforming their networks during the coronavirus pandemic. Recent success in securing multi-year contracts bodes well for the footprint expansion of our Nova Adaptive Service Assurance platform with a growing number of RFPs (requests for proposals) for 5G standalone network monitoring systems expected in 2021 and 2022.”

Second Quarter Highlights

•
Sales. The coronavirus outbreak had forced a one-month shutdown of EXFO’s manufacturing facility in Shenzhen, China in February 2020, which negatively impacted second quarter revenues in 2020. With this in mind, sales increased 25.2% year-over-year in the second quarter of 2021 with Test and Measurement (T&M) sales growing 36.8% and Service Assurance, Systems and Services (SASS) sales dropping 2.1%. Sales in the Americas and Europe, Middle East and Africa (EMEA) improved 25.7% and 54.7% year-over-year, respectively, while sales in the Asia-Pacific region fell 18.3%.  EXFO’s top customer accounted for 6.8% of sales, while the top three represented 14.3%.

•
Profitability. IFRS net loss totaled US$2.4 million, or -US$0.04 per share, in the second quarter of 2021, while adjusted EBITDA* amounted to US$3.4 million, or 4.9% of sales. The company generated US$14.7 million in cash flows from operations in the second quarter of 2021 and had a net cash position* of US$10.2 million at the end of the quarter.

Selected Financial Information
(In thousands of US dollars)
	Q2 2021	Q2 2020	H1 2021	H1 2020

Test and Measurement sales	$51,277	$37,477	$101,750	$93,424
Service Assurance, Systems and Services sales	17,565	17,935	38,611	35,684
Foreign exchange gains (losses) on forward exchange contracts	412	(99)	405	(244)
Total sales	$69,254	$55,313	$140,766	$128,864

Test and Measurement bookings	$53,665	$52,003	$104,913	$107,012
Service Assurance, Systems and Services bookings	25,272	20,963	43,074	36,012
Foreign exchange gains (losses) on forward exchange contracts	412	(99)	405	(244)
Total bookings	$79,349	$72,867	$148,392	$142,780
Book-to-bill ratio (bookings/sales)	1.15	1.32	1.05	1.11
Gross margin before depreciation and amortization*	$38,831	$31,517	$80,474	$74,827
	56.1%	57.0%	57.2%	58.1%

Other selected information:
IFRS net earnings (loss)	$(2,439)	$(9,021)	$1,115	$(9,084)
Amortization of intangible assets	$1,987	$1,695	$4,536	$3,327
Stock-based compensation costs	$1,017	$436	$1,585	$923
Restructuring charges	$–	$–	$543	$–
Net income tax effect of the above items	$(298)	$(254)	$(828)	$(503)
Foreign exchange loss	$127	$382	$373	$508
Adjusted EBITDA*	$3,407	$(4,916)	$13,356	$2,628

Quarterly Overview
Sales increased 25.2% to US$69.3 million in the second quarter of fiscal 2021 from US$55.3 million in the coronavirus-impacted second quarter of 2020, which had been marked by a one-month shutdown of the company’s manufacturing facility in Shenzhen, China.

Bookings improved 8.9% to US$79.3 million in the second quarter of fiscal 2021 from US$72.9 million in the same period in 2020. The company's book-to-bill ratio was 1.15 in the second quarter of 2021.

Gross margin before depreciation and amortization* amounted to 56.1% of sales in the second quarter of fiscal 2021 compared to 57.0% in the second quarter of 2020.

Selling and administrative expenses totaled US$22.9 million, or 33.1% of sales in the second quarter of fiscal 2021 compared to US$24.3 million, or 44.0% of sales, in the second quarter of 2020.

Net R&D expenses attained US$13.5 million, or 19.6% of sales, in the second quarter of fiscal 2021 compared to US$12.6 million, or 22.7% of sales, in the same period last year.

IFRS net loss totaled US$2.4 million, or -US$0.04 per share, in the second quarter of fiscal 2021 compared to US$9.0 million, or -US$0.16 per share, in the second quarter of 2020. IFRS net loss in the second quarter of 2021 included US$2.0 million in amortization of intangible assets, US$1.0 million in stock-based compensation costs, US$0.1 million in foreign exchange loss, and an income tax effect of the above items of $0.3 million. Net loss also included US$0.3 million for an after-tax wage subsidy granted by the Canadian government to help qualifying companies alleviate the effects of the pandemic, as well as US$0.7 million for the excess of the fair value of net identifiable assets acquired over fair value of the total consideration for inOpticals Inc. (now EXFO Taiwan), net of cash acquired for the acquisition.

Adjusted EBITDA* amounted to US$3.4 million, or 4.9% of sales, in the second quarter of fiscal 2021 compared to -US$4.9 million, or -8.9% of sales, in the second quarter of 2020.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review second-quarter results for fiscal 2021. To listen to the conference call and participate in the question period via telephone, dial 1-323-289-6576. Please take note the following participant passcode will be required: 8977218. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on April 14, 2021. The replay number is 1-719-457-0820 and the participant passcode is 8977218. The audio Webcast and replay of the conference call will also be available on EXFO’s website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (net cash position, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Net cash position represents cash and short-term investments, less bank loan and long-term debt. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts to evaluate and compare EXFO’s performance against that of competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q2 2021	Q2 2020	H1 2021	H1 2020

IFRS net earnings (loss) for the period	$(2,439)	$(9,021)	$1,115	$(9,084)

Add (deduct):

Depreciation and amortization	4,236	3,973	8,959	7,899
Interest and other (income) expense	(137)	285	(2,003)	684
Income taxes	603	(971)	2,784	1,698
Stock-based compensation costs	1,017	436	1,585	923
Restructuring charges	–	–	543	–
Foreign exchange loss	127	382	373	508
Adjusted EBITDA for the period	$3,407	$(4,916)	$13,356	$2,628

Adjusted EBITDA as a percentage of sales	4.9%	(8.9%)	9.5%	2.0%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 28, 2021	As at August 31, 2020

Assets

Current assets
Cash	$23,868	$32,818
Short-term investments	458	919
Accounts receivable
Trade	51,521	56,291
Other	5,168	4,055
Income taxes and tax credits recoverable	5,883	4,203
Inventories	41,835	38,865
Prepaid expenses	5,057	5,631
Other assets	3,595	5,493
	137,385	148,275

Tax credits recoverable	48,457	48,812
Property, plant and equipment	39,462	39,722
Right-of-use assets	9,082	10,758
Intangible assets	15,025	17,616
Goodwill	41,453	40,290
Deferred income tax assets	4,110	3,633
Other assets	1,656	1,548
	$296,630	$310,654
Liabilities

Current liabilities
Bank loan	$10,999	$32,737
Accounts payable and accrued liabilities	45,856	41,348
Provisions	1,280	3,792
Income taxes payable	384	43
Deferred revenue	26,341	25,785
Other liabilities	4,086	4,032
Current portion of lease liabilities (note 7)	3,167	3,249
Current portion of long-term debt (note 8)	1,548	2,076
	93,661	113,062

Provisions	2,898	2,782
Deferred revenue	9,155	8,858
Lease liabilities (note 7)	6,213	7,334
Long-term debt (note 8)	1,532	2,144
Deferred income tax liabilities	2,795	3,760
Other liabilities	149	151
	116,403	138,091

Shareholders’ equity
Share capital (note 9)	95,164	94,024
Contributed surplus	20,102	19,680
Retained earnings	103,748	102,633
Accumulated other comprehensive loss	(38,787)	(43,774)
	180,227	172,563

	$296,630	$310,654

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Sales	$69,254	$140,766	$55,313	$128,864

Cost of sales (1)	30,423	60,292	23,796	54,037
Selling and administrative	22,893	44,499	24,303	48,807
Net research and development	13,548	24,747	12,566	24,315
Depreciation of property, plant and equipment	1,472	2,813	1,424	2,867
Depreciation of right-of-use assets	777	1,610	854	1,705
Amortization of intangible assets	1,987	4,536	1,695	3,327
Interest and other (income) expense (notes 3 and 10)	(137)	(2,003)	285	684
Foreign exchange loss	127	373	382	508
Earnings (loss) before income taxes	(1,836)	3,899	(9,992)	(7,386)

Income taxes (note 11)	603	2,784	(971)	1,698

Net earnings (loss) for the period	$(2,439)	$1,115	$(9,021)	$(9,084)

Basic and diluted net earnings (loss) per share	$(0.04)	$0.02	$(0.16)	$(0.16)

Basic weighted average number of shares outstanding (000’s)	55,940	55,844	55,603	55,521

Diluted weighted average number of shares outstanding (000’s) (note 12)	55,940	57,233	55,603	55,521

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Net earnings (loss) for the period	$(2,439)	$1,115	$(9,021)	$(9,084)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings (loss)
Foreign currency translation adjustment	3,921	4,643	(1,319)	(758)
Unrealized gains/losses on forward exchange contracts	691	947	(718)	(753)
Reclassification of realized gains/losses on forward exchange contracts	(313)	(469)	173	356
Deferred income tax effect of gains/losses on forward exchange contracts	(100)	(134)	146	116

Other comprehensive income (loss)	4,199	4,987	(1,718)	(1,039)

Comprehensive income (loss) for the period	$1,760	$6,102	$(10,739)	$(10,123)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Six months ended February 29, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 9)	1,333	(1,333)	–	–	–
Redemption of share capital (note 9)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	930	–	–	930
Net loss for the period	–	–	(9,084)	–	(9,084)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(758)	(758)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $116	–	–	–	(281)	(281)

Total comprehensive loss for the period					(10,123)

Balance as at February 29, 2020	$93,827	$18,780	$103,089	$(52,550)	$163,146

	Six months ended February 28, 2021
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563
Reclassification of stock-based compensation costs (note 9)	1,305	(1,305)	–	–	–
Issuance of share capital (notes 3 and 9)	414	–	–	–	414
Share issue expenses	(14)	–	–	–	(14)
Redemption of share capital (note 9)	(565)	157	–	–	(408)
Stock-based compensation costs	–	1,570	–	–	1,570
Net earnings for the period	–	–	1,115	–	1,115
Other comprehensive income
Foreign currency translation adjustment	–	–	–	4,643	4,643
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $134	–	–	–	344	344

Total comprehensive income for the period					6,102

Balance as at February 28, 2021	$95,164	$20,102	$103,748	$(38,787)	$180,227

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Cash flows from operating activities
Net earnings (loss) for the period	$(2,439)	$1,115	$(9,021)	$(9,084)
Add (deduct) items not affecting cash
Stock-based compensation costs	1,017	1,585	436	923
Depreciation and amortization	4,236	8,959	3,973	7,899
Gain on disposal of capital assets	(17)	(17)	–	–
Write-off of capital assets	–	10	–	216
Other income (note 3)	(669)	(669)	–	–
Deferred revenue	1,519	(81)	1,557	(2,815)
Deferred income taxes	(301)	(1,619)	(212)	(654)
Changes in foreign exchange gain/loss	(213)	(1)	902	881
	3,133	9,282	(2,365)	(2,634)

Changes in non-cash operating items
Accounts receivable	7,214	6,383	18,539	18,611
Income taxes and tax credits	(997)	223	(3,178)	(2,662)
Inventories	1,924	(681)	(458)	(3,951)
Prepaid expenses	549	1,128	610	988
Other assets	272	1,663	(491)	(456)
Accounts payable, accrued liabilities and provisions	2,580	(1,253)	(5,580)	(9,273)
Other liabilities	2	(6)	58	42
	14,677	16,739	7,135	665

Cash flows from investing activities
Additions to short-term investments	(275)	(505)	–	(147)
Disposal of short-term investments	948	978	701	1,264
Purchases of capital assets	(1,172)	(2,283)	(2,146)	(4,186)
Cash acquired in a business combination (note 3)	799	799	–	–
	300	(1,011)	(1,445)	(3,069)

Cash flows from financing activities
Bank loan	(5,355)	(21,693)	16	8,370
Repayment of lease liabilities	(777)	(1,610)	(846)	(1,690)
Repayment of long-term debt	(578)	(1,159)	(639)	(1,315)
Redemption of share capital	(28)	(408)	–	(225)
	(6,738)	(24,870)	(1,469)	5,140
Effect of foreign exchange rate changes on cash	237	192	(140)	(128)

Change in cash during the period	8,476	(8,950)	4,081	2,608
Cash – Beginning of the period	15,392	32,818	15,045	16,518
Cash – End of the period	$23,868	$23,868	$19,126	$19,126

Supplementary information
Income taxes cash outflow	$633	$1,005	$530	$1,271

As at February 29, 2020 and February 28, 2021, unpaid purchases of capital assets amounted to $654 and $599 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on April 7, 2021.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

3	Business Combination

On December 31, 2020, the company acquired all of the issued and outstanding shares of inOpticals Inc. (renamed EXFO Taiwan Inc.), a private Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets.

In consideration for the shares acquired, the company issued 128,571 subordinate voting shares valued at $414,000, and a cash-contingent consideration earn-out to certain of EXFO Taiwan’s former owners based on certain sales volumes of EXFO Taiwan’s products over a five-year period starting December 31, 2020. The fair value of the cash-contingent consideration was estimated to $88,110 as at the acquisition date. These considerations were increased by $1,098,854 representing a net equity adjustment as per the term of the share purchase agreement. This adjustment will be paid in cash and formed part of the consideration for this business combination. The acquisition-date fair value of the total consideration transferred amounted to $1,600,964, or $801,646, net of cash acquired of $799,318.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management’s estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 1, 2021.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of the total consideration was allocated based on the fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$546
Inventories	1,067
Core technologies	527
Other assets	174
2,314
Liabilities assumed
Accounts payable and accrued liabilities	702
Other liabilities	36
Deferred income taxes	105
Fair value of net identifiable assets acquired	$1,471

Fair value of the total consideration transferred, net of cash acquired	$802
Fair value of net identifiable assets acquired	1,471
Excess of fair value of net identifiable assets acquired over fair value of total consideration, net of cash acquired	$(669)

Acquired core technologies are amortized on a straight-line basis over their estimated useful life of three years.

The excess of the fair value of net identifiable assets acquired over fair value of the total consideration, net of cash acquired, in the amount of $669,000, is recorded in interest and other income line item in the condensed unaudited interim consolidated statements of earnings for the three and six months ended February 28, 2021.

As part of this business combination, the company issued 1,424,224 subordinate voting shares valued at $4,586,000 to certain EXFO Taiwan’s former owners, which will be released over a five-year period, contingent to certain conditions from these former owners over that period. This grant of shares is being accounted for under IFRS 2, Share-Based Payment, and therefore are not part to the consideration for the business combination (note 12).

The functional currency of EXFO Taiwan is the New Taiwan dollar (NTD) and as such it is considered a foreign operation. The financial operations of EXFO Taiwan are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders’ equity.

4	Government Grants

The Government of Canada introduced the Canada Emergency Wage Subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS has been covering wages up to certain limits since March 15, 2020 and extends until June 2021, provided eligible businesses have suffered a drop in gross revenues above certain thresholds during these periods.

During the six months ended February 28, 2021, the CEWS covered up to 50% of eligible wages for the period starting August 30 and ending September 26, 2020, up to 40% for the period starting September 27 and ending October 24, 2020, up to 40% for the period starting October 25 and ending November 21, 2020, up to 40% for the period starting November 22 and ending December 19, 2020, up to 40% for the period starting December 20, 2020 and ending January 16, 2021, and up to 40% for the period starting January 17 and ending February 13, 2021.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company qualified for the CEWS for the periods from August 30 to February 13, 2021, and recorded grants of $441,000 and $2,326,000 in the condensed unaudited interim consolidated statements of earnings for the three months and the six months ended February 28, 2021 respectively. The company accounted for the CEWS as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and it was deducted from the same condensed unaudited interim condensed consolidated statement of earnings line items as the wages were recognized (note 10).

5	Restructuring Charges

The following table summarizes changes in restructuring charges payable during the three months and six months ended February 28, 2021:

	Three months ended February 28, 2021	Six months ended February 28, 2021

Balance – Beginning of the period	$2,427	$3,626
Additions (1)	–	543
Payments and reversal	(1,071)	(2,813)
Balance – End of the period	$1,356	$1,356

(1)	Additions are recorded in selling and administrative expenses in the condensed unaudited consolidated statement of earnings.

6	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:     Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:     Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:     Unobservable inputs for the asset or liability

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates. The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates. The cash-contingent consideration is classified within Level 3 of the fair value hierarchy because it is are valued using unobservable inputs such as expected future sales of EXFO Taiwan.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at February 28, 2021			As at August 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets
Short-term investments	$458	$–	$–	$919	$–
Forward exchange contracts	$–	$2,275	$–	$–	$1,587

Financial liabilities
Forward exchange contracts	$–	$–	$–	$–	$110
Cash-contingent consideration (note 3)	$–	$–	$88	$–	$–

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France, Finland and Taiwan, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2021, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized below:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2021 to August 2021	$17,200	1.3371
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$39,600	1.3424

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1,477,000 as at August 31, 2020, and $2,275,000 as at February 28, 2021.

As at February 28, 2021, forward exchange contracts in the amount of $1,974,000 are presented as current assets in other accounts receivable, and forward exchange contracts in the amount of $301,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $355,000 included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at February 28, 2021, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $1,619,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the three and six months ended February 29, 2020 and February 28, 2021, the company recognized within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Gains (losses) on forward exchange contracts	$412	$405	$(99)	$(244)

7	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 8 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at February 28, 2021:

No later than 1 year	$3,167
Later than 1 year and no later than 5 years	5,462
Later than 5 years	751
Total lease liabilities as at February 28, 2021	$9,380

Depreciation of lease right-of-use assets for the three months and six months ended February 28, 2021 amounted to $777,000 and $1,610,000, respectively (note 10).

8	Long-term Debt

	As at February 28, 2021	As at August 31, 2020

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in September 2024 and September 2025	$838	$896
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi‑annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between July 2021 and September 2023	1,868	2,443
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between December 2021 and March 2023	181	295
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing in June 2021 and July 2022	193	586
	3,080	4,220
Less: Current portion of long-term debt	1,548	2,076
	$1,532	$2,144

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Principal repayments of long-term debt over the forthcoming years are as follows:

As at February 28, 2021

No later than 1 year	$1,548
Later than 1 year and no later than 5 years	1,532
$3,080

9	Share Capital

The following tables summarize changes in share capital for the six months ended February 29, 2020 and February 28, 2021.

	Six months ended February 29, 2020
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861

Balance as at November 30, 2019	31,643,000	1	23,904,969	93,354	93,355
Redemption of restricted share units	−	−	111,476	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	472	472

Balance as at February 29, 2020	31,643,000	$1	24,016,445	$93,826	$93,827

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2021
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2020	31,643,000	$1	24,060,766	$94,023	$94,024
Redemption of restricted share units	−	−	204,506	−	−
Redemption of performance share units	−	−	2,704	−	−
Redemption of share capital	−	−	(138,255)	(538)	(538)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	704	704

Balance as at November 30, 2020	31,643,000	1	24,129,721	94,189	94,190
Issuance of share capital (note 3)	−	−	128,571	414	414
Share issue expenses	−	−	−	(14)	(14)
Redemption of restricted share units	−	−	127,774	−	−
Redemption of share capital	−	−	(7,300)	(27)	(27)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	601	601

Balance as at February 28, 2021	31,643,000	$1	24,378,766	$95,163	$95,164

On January 12, 2021, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 2.9% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 15, 2021 and will end on January 14, 2022 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

10	Statements of Earnings

Sales are as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Test and measurement	$51,277	$101,750	$37,477	$93,424
Service assurance, systems and services	17,565	38,611	17,935	35,684
Foreign exchange gains (losses) on forward exchange contracts	412	405	(99)	(244)
Total sales for the period	$69,254	$140,766	$55,313	$128,864

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Net research and development expenses comprise the following:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Gross research and development expenses	$15,847	$30,000	$14,382	$28,214
Research and development tax credits and grants	(2,299)	(5,253)	(1,816)	(3,899)
Net research and development expenses for the period	$13,548	$24,747	$12,566	$24,315

For the three and six months ended February 28, 2021, tax credits and grants include $195,000 and $1,030,000 respectively for the CEWS (nil in 2020).

Inventory write-down is as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Inventory write-down for the period	$283	$778	$711	$1,245

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Cost of sales
Depreciation of property, plant and equipment	$496	$945	$495	$950
Depreciation of ROU assets	276	557	280	568
Amortization of intangible assets	1,569	3,731	1,358	2,676
	2,341	5,233	2,133	4,194

Selling and administrative expenses
Depreciation of property, plant and equipment	323	600	262	557
Depreciation of ROU assets	331	672	381	743
Amortization of intangible assets	222	427	173	325
	876	1,699	816	1,625

Net research and development expenses
Depreciation of property, plant and equipment	653	1,268	667	1,360
Depreciation of ROU assets	170	381	193	394
Amortization of intangible assets	196	378	164	326
	1,019	2,027	1,024	2,080

	$4,236	$8,959	$3,973	$7,899

Depreciation of property, plant and equipment	$1,472	$2,813	$1,424	$2,867
Depreciation of ROU assets	777	1,610	854	1,705
Amortization of intangible assets	1,987	4,536	1,695	3,327

Total depreciation and amortization expenses for the period	$4,236	$8,959	$3,973	$7,899

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Salaries and benefits	$38,979	$74,879	$35,602	$69,909
Restructuring charges	–	543	–	–
Stock-based compensation costs	1,017	1,585	436	923
Grants (CEWS)	(441)	(2,326)	–	–
Total employee compensation for the period	$39,555	$74,681	$36,038	$70,832

Stock-based compensation costs by functional area are as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Cost of sales	$18	$48	$21	$61
Selling and administrative expenses	790	1,237	335	715
Net research and development expenses	209	300	80	147
Total stock-based compensation for the period	$1,017	$1,585	$436	$923

CEWS by functional area are as follows (note 4):

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Cost of sales	$(100)	$(530)	$–	$–
Selling and administrative expenses	(146)	(766)	–	–
Net research and development expenses	(195)	(1,030)	–	–
Total CEWS for the period	$(441)	$(2,326)	$–	$–

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Income Taxes

For the three months and six months ended February 29, 2020 and February 28, 2021, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the condensed unaudited interim consolidated financial statements is as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(495)	$1,053	$(2,698)	$(1,994)

Increase (decrease) due to:
Foreign income taxed at different rates	16	(80)	(23)	155
Non-deductible loss (non-taxable income)	(84)	(191)	305	319
Non-deductible expenses	204	372	166	344
Foreign exchange effect of translation of foreign subsidiaries	188	177	10	(105)
Recognition of previously unrecognized deferred income tax assets	–	–	(471)	(471)
Utilization of previously unrecognized deferred income tax assets	(84)	(909)	2	(14)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,239	2,808	1,435	2,877
Other	(381)	(446)	303	587

Income tax provision (recovery) for the period	$603	$2,784	$(971)	$1,698

The income tax provision (recovery) consists of the following:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Current	$904	$4,403	$(759)	$2,352
Deferred	(301)	(1,619)	(212)	(654)

	$603	$2,784	$(971)	$1,698

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2021	Six months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 29, 2020

Basic weighted average number of shares outstanding (000’s)	55,940	55,844	55,603	55,521
Plus dilutive effect of (000’s):
Restricted share units	–	963	–	–
Deferred share units	–	344	–	–
Contingently issuable shares (note 3)	–	82	–	–

Diluted weighted average number of shares outstanding (000’s)	55,940	57,233	55,603	55,521
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	3,040	1,523	1,990	2,009

For the three months and the six months ended February 29, 2020 and the three months ended February 28, 2021, the diluted amount per share was the same amount as the basic amount per share, since the dilutive effect of restricted share units, deferred share units and contingent issuable shares was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars;  our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated April 7, 2021.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, as well as for optical component and network equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 5G, and cloud-native network deployments. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales increased 25.2% to $69.3 million in the second quarter of fiscal 2021 compared to $55.3 million for the same period last year. Bookings (purchase orders received from customers) increased 8.9% to $79.3 million in the second quarter of fiscal 2021, for a book-to-bill ratio of 1.15, from $72.9 million for the same period last year. In the second quarter of fiscal 2020, the emerging coronavirus outbreak resulted in the temporary lockdown of our manufacturing facility in China, impacting our ability to manufacture and ship products in the last month of that quarter, which significantly impacted our sales for that period. Since then, our Chinese manufacturing facility has resumed. In addition, since the early stage of the coronavirus pandemic in calendar 2020, we have quickly adapted to a virtualized working and selling environment and consolidated our role as trusted advisor to support our customers to ensure the deployment and the reliability of their communication network.

Net loss amounted to $2.4 million, or $0.04 per share, in the second quarter of fiscal 2021, compared to $9.0 million, or $0.16 per share, for the same period last year. Net loss for the second quarter of fiscal 2021 included net expenses totaling $2.8 million, comprising $2.0 million in amortization of intangible assets, $1.0 million in stock-based compensation costs, a foreign exchange loss of $0.1 million, and an income tax effect of the above items of $0.3 million. Net loss for the second quarter of fiscal 2021 also included an amount of $0.3 million in after-tax (pre-tax $0.4 million) wage subsidy granted by the Canadian government because of the coronavirus pandemic, as well as an amount of $0.7 million for the excess of the fair value of net identifiable assets acquired over fair value of the total consideration, net of cash acquired (negative goodwill) for the acquisition of EXFO Taiwan. For the same period last year, net loss included net expenses totaling $2.3 million, comprising $1.7 million in amortization of intangible assets, $0.4 million in stock-based compensation costs, a foreign exchange loss of $0.4 million and an income tax effect of the above items of $0.2 million.

Adjusted EBITDA (net loss before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange loss) reached $3.4 million, or 4.9% of sales, in the second quarter of fiscal 2021, compared to minus $4.9 million, or 8.9% of sales for the same period last year. Adjusted EBITDA is a non‑IFRS measure. See page 41 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On December 31, 2020, we acquired all of the issued and outstanding shares of inOpticals Inc. (renamed EXFO Taiwan Inc.), a Taiwan-based private company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The fair value of the total consideration for this acquisition amounted to $0.8 million net of cash acquired. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements. The results of operations of the acquired business were included in our consolidated financial statements starting January 1, 2021.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Sales	$69,254	$55,313	$140,766	$128,864

Cost of sales (1)	30,423	23,796	60,292	54,037
Selling and administrative	22,893	24,303	44,499	48,807
Net research and development	13,548	12,566	24,747	24,315
Depreciation of property, plant and equipment	1,472	1,424	2,813	2,867
Depreciation of lease right-of-use assets	777	854	1,610	1,705
Amortization of intangible assets	1,987	1,695	4,536	3,327
Interest and other (income) expense	(137)	285	(2,003)	684
Foreign exchange loss	127	382	373	508
Earnings (loss) before income taxes	(1,836)	(9,992)	3,899	(7,386)
Income taxes	603	(971)	2,784	1,698
Net earnings (loss) for the period	$(2,439)	$(9,021)	$1,115	$(9,084)

Basic and diluted net earnings (loss) per share	$(0.04)	$(0.16)	$0.02	$(0.16)

Other selected information:

Gross margin before depreciation and amortization (2)	$38,831	$31,517	$80,474	$74,827

Gross research and development	$15,847	$14,382	$30,000	$28,214

Canadian emergency wage subsidy included in:
Cost of sales	$(100)	$–	$(530)	$–
Selling and administrative expenses	$(146)	$–	$(766)	$–
Net research and development expenses	$(195)	$–	$(1,030)	$–

Adjusted EBITDA (2)	$3,407	$(4,916)	$13,356	$2,628

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 41 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	43.9	43.0	42.8	41.9
Selling and administrative	33.1	44.0	31.6	37.9
Net research and development	19.6	22.7	17.6	18.9
Depreciation of property, plant and equipment	2.1	2.6	2.0	2.2
Depreciation of lease right-of-use assets	1.1	1.5	1.1	1.3
Amortization of intangible assets	2.9	3.1	3.2	2.6
Interest and other (income) expense	(0.2)	0.5	(1.4)	0.5
Foreign exchange loss	0.2	0.7	0.3	0.4
Earnings (loss) before income taxes	(2.7)	(18.1)	2.8	(5.7)
Income taxes	0.8	(1.8)	2.0	1.3
Net earnings (loss) for the period	(3.5)%	(16.3)%	0.8%	(7.0)%

Other selected information:

Gross margin before depreciation and amortization (2)	56.1%	57.0%	57.2%	58.1%

Gross research and development	22.9%	26.0%	21.3%	21.9%

Canadian emergency wage subsidy included in:
Cost of sales	(0.1)%	–%	(0.4)%	–%
Selling and administrative expenses	(0.2)%	–%	(0.6)%	–%
Net research and development expenses	(0.3)%	–%	(0.7)%	–%

Adjusted EBITDA (2)	4.9%	(8.9)%	9.5%	2.0%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 41 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Test and measurement	$51,277	$37,477	$101,750	$93,424
Service assurance, systems and services	17,565	17,935	38,611	35,684
	68,842	55,412	140,361	129,108
Foreign exchange gains (losses) on forward exchange contracts	412	(99)	405	(244)
Total sales	$69,254	$55,313	$140,766	$128,864

Bookings

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Test and measurement	$53,665	$52,003	$104,913	$107,012
Service assurance, systems and services	25,272	20,963	43,074	36,012
	78,937	72,966	147,987	143,024
Foreign exchange gains (losses) on forward exchange contracts	412	(99)	405	(244)
Total bookings	$79,349	$72,867	$148,392	$142,780

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Americas	48%	48%	46%	51%
Europe, Middle-East and Africa (EMEA)	38	31	37	30
Asia-Pacific (APAC)	14	21	17	19

	100%	100%	100%	100%

For the three months ended February 28, 2021, our sales increased 25.2% to $69.3 million, compared to $55.3 million for the same period last year, and our bookings increased 8.9% to $79.3 million, compared to $72.9 million the same period last year, for a book-to-bill ratio of 1.15.

For the six months ended February 28, 2021, our sales increased 9.2% to $140.8 million, from $128.9 million for the same period last year, and our bookings increased 3.9% to $148.4 million, from $142.8 million for the same period last year, for a book-to-bill ratio of 1.05.

Sales

Second quarter review

In the second quarter of fiscal 2021, the 25.2% increase in total sales year-over-year comes from our T&M product line, which delivered significant increase in sales of 36.8%, while sales of our SASS product line slightly declined 2.1% compared to the same period last year.

In the second quarter of fiscal 2021, sales of our T&M product line increased by $13.8 million, or 36.8% year‑over‑year to $51.3 million, which sales level is more in line with pre-pandemic levels. In the second quarter of fiscal 2020, the temporary lockdown of our manufacturing facility in China, because of the emerging outbreak of the coronavirus, prevented us from manufacturing and shipping to our customers our products manufactured at this facility in the last month of the quarter, which significantly impacted our sales for that period. Since the third quarter of fiscal 2020, our manufacturing facilities have been operating normally. Among our two product lines, our T&M product line was the most significantly impacted by the temporary lockdown of our Chinese manufacturing facility during the second quarter of fiscal 2020, as it is mainly comprised of hardware products that are for the most part manufactured at that facility. Finally, sales of our T&M product line were to some extent positively impacted by currency fluctuations year-over-year.

In the second quarter of fiscal 2021, sales of our SASS product line slightly decreased by $0.4 million, or 2.1% year-over-year to $17.6 million. This slight year-over-year decrease in sales is mainly due to the timing to converting orders into sales as bookings for our SASS product line significantly increased in the second quarter of fiscal 2021 compared to the same period last year. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged sales and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations. Otherwise, sales of our SASS product line were to some extent positively impacted by currency fluctuations year-over-year.

First half review

In the first half of fiscal 2021, the 9.2% increase in total sales year-over-year comes from both product lines.

In the first half of fiscal 2021, sales of our T&M product line increased by $8.3 million, or 8.9% year-over-year, to $101.8 million. In the first half of fiscal 2020, following record-high sales in the first quarter of that year, sales of our T&M product line sales significantly dropped in the second quarter because of the temporary lockdown of our manufacturing facility in China due to the emerging coronavirus outbreak. Sales level reached in the first two quarters of fiscal 2021 is more in line with pre-pandemic levels. In addition, in the first half of fiscal 2021, sales of our T&M product line were to some extent positively impacted by currency fluctuations year-over-year.

In the first half of fiscal 2021, sales of our SASS product line increased by $2.9 million, or 8.2% year-over-year, to $38.6 million. In the first half of fiscal 2021, we received customer acceptance for certain large orders in the EMEA for our network optimization, monitoring and real-time topology solutions, which increased our sales year-over-year. In addition, in the first half of fiscal 2021, sales of our SASS product line were to some extent positively impacted by currency fluctuations year-over-year. Otherwise, in the first half of fiscal 2021, the ongoing coronavirus pandemic had to some extent a negative impact on sales of our SASS product line worldwide, as delivery and commissioning of our solutions were more difficult to execute, despite increase in bookings year‑over-year.

Bookings

Second quarter review

In the second quarter of fiscal 2021, the 8.9% increase in total bookings year-over-year comes from both product lines.

In the second quarter of fiscal 2021, bookings of our T&M product line increased by $1.7 million, or 3.2% year-over-year, to $53.7 million, mainly due to increased fiber deployments to support broadband acceleration needs, following a period of reduced investments since the beginning of the coronavirus pandemic in 2020. In addition, in the second quarter of fiscal 2021, we benefited from earlier budget releases for calendar year 2021 from the part of some CSPs, compared to the same period last year, which positively impacted our bookings year over year; these two factors mainly favored our optical-testing solutions. This was offset in part by reduced bookings year over year for our advanced solutions for NEMs and R&D labs for 5G deployment in China. In addition, in the second quarter of fiscal 2020, we received large orders for our copper-testing solutions in EMEA that did not repeat during the same period this year. Worth to mention that in the second quarter of fiscal 2020, the emerging coronavirus pandemic had a limited impact on bookings of our T&M product line, which effects were felt in the third quarter of that year. Finally, bookings of our T&M product line were to some extent positively affected by currency fluctuations year-over-year.

In the second quarter of fiscal 2021, bookings of our SASS product line increased by $4.3 million, or 20.6% year-over-year, to $25.3 million. In the second quarter of fiscal 2021, most of the year-over increase in bookings comes from the EMEA region, as we received a higher level of orders for our monitoring solutions as well as some orders for our new Nova SensAI automated monitoring and troubleshooting solution. In addition, bookings of our SASS product line were to some extent positively affected by currency fluctuations year-over-year. Otherwise, in the second quarter of fiscal 2021, the ongoing coronavirus pandemic had a negative impact on bookings of our SASS product line, as we experienced longer delays to close certain deals.

First half review

In the first half of fiscal 2021, the 3.9% increase in total bookings year-over-year from our SASS product line, which delivered significant increase in sales of 19.6%, while sales of our T&M product line slightly declined 2.0% compared to the same period last year.

In the first half of fiscal 2021, bookings of our T&M product line decreased $2.1 million, or 2.0% year-over-year, to $104.9 million. In the first half of fiscal 2021, the coronavirus pandemic had a negative impact on bookings of our physical and transport and datacom solutions year-over-year, especially in the Americas and in the first quarter of the fiscal year. In addition, in the first half of fiscal 2020, we received large orders for our copper-testing solutions in EMEA that did not repeat for the same period this year. Otherwise, in the first half of fiscal 2021, we benefited from catchup in spending to enable network deployments and support broadband acceleration needs, following a slowdown in the second half of fiscal 2020 due to the coronavirus pandemic. We also benefited from larger calendar year-end budget spending on the part of some communication service providers (CSPs) in the Americas and from earlier budget releases for calendar year 2021 from the part of some CSPs. All these factors mainly favored our optical-testing solutions. Finally, in the first quarter of fiscal 2021, bookings of our T&M product line were to some extent positively affected by currency fluctuations year-over-year.

In the first half of fiscal 2021, bookings of our SASS product line increased $7.1 million, or 19.6% year-over-year, to $43.1 million. In the first half of fiscal 2021, most of the year-over increase in bookings comes from the EMEA and the APAC regions, as we received a higher level of orders for our monitoring solutions, as well as some orders for our new Nova SensAI automated monitoring and troubleshooting solution. In addition, bookings of our SASS product line were to some extent positively affected by currency fluctuations year-over-year. Otherwise, in the first half of fiscal 2021, the ongoing coronavirus pandemic had a negative impact on bookings of our SASS product line, as we experienced longer delays to close certain deals.

Customer concentration

In the second quarters of fiscal 2020 and 2021, no customer accounted for more than 10% of our sales, and our top three customers accounted for 19.5% and 14.3% of our sales respectively. In the first halves of fiscal 2020 and 2021, no customer accounted for more than 10% of our sales, and our top three customers accounted for 18.8% and 11.7% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 41 of this document)

Gross margin before depreciation and amortization amounted to 56.1% of sales for the three months ended February 28, 2021, compared to 57.0% for the same period last year.

Gross margin before depreciation and amortization reached 57.2% of sales for the six months ended February 28, 2021, compared to 58.1% for the same period last year.

Second quarter and first half review

In the second quarter and the first half of fiscal 2021, our gross margin before depreciation and amortization was negatively impacted by a less favorable sales mix overall compared to the same periods last year.

Otherwise, in the second quarter and the first half of fiscal 2021, we recorded lower inventory write-offs compared to the same periods last year, which contributed to increase our gross margin before depreciation and amortization by 0.9% and 0.4% respectively year-over-year.

In addition, in the second quarter and the first half of fiscal 2021, gross margin before depreciation and amortization included $0.1 million and $0.5 million respectively for the wage subsidy granted by the Canadian government because of the coronavirus pandemic (nil in 2020); this represented a positive impact of 0.1% and 0.4% of sales respectively on our gross margin before depreciation and amortization year-over-year.

Furthermore, in the second quarter and the first half of fiscal 2020, due to the emerging pandemic of the coronavirus, our manufacturing facility in Shenzhen, China, was shut down for a portion of the second quarter; this negatively impacted our sales and our gross margin before depreciation and amortization during these periods as a portion of our cost of sales is fixed in the short term.

Finally, in the second quarter and the first half of fiscal 2021, we recorded in our sales foreign exchange gains on our forward exchange contracts of $0.4 million for both periods, compared to foreign exchange losses of $0.1 million and $0.2 million respectively for the same periods last year. These gaps increased our gross margin before depreciation and amortization by 0.4% and 0.2% of sales respectively year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 28, 2021, selling and administrative expenses were $22.9 million, or 33.1% of sales, compared to $24.3 million, or 44.0% of sales for the same period last year.

For the six months ended February 28, 2021, selling and administrative expenses were $44.5 million, or 31.6% of sales, compared to $48.8 million, or 37.9% of sales for the same period last year.

Second quarter and first half review

In the second quarter of fiscal 2021, our selling and administrative expenses decreased $1.4 million compared to the same period last year.

In the first half of fiscal 2021, our selling and administrative expenses decreased $4.3 million compared to the same period last year.

In the second quarter and the first half of fiscal 2021, ongoing worldwide constraints and preventive measures leading to restrictions on travel and lockdown periods due to the coronavirus pandemic resulted in lower travel and advertising expenses year‑over-year.

In addition, in the second quarter and the first half of fiscal 2021, we had the full impact of our 2020 restructuring plan, which reduced our selling and administrative expenses year-over-year.

Furthermore, in the second quarter and the first half of fiscal 2021, our selling and administrative expenses included $0.1 million and $0.8 million respectively for the wage subsidy granted by the Canadian government because of the coronavirus pandemic (nil in 2020); this represented a positive impact of 0.2% and 0.5% of sales respectively on our selling and administrative expenses year‑over‑year.

Otherwise, in the second quarter and the first half of fiscal 2021, commissions on our sales were higher compared to the same periods last year due the year-over-year increase in sales.

In addition, in the second quarter and the first half of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year‑over-year.

Furthermore, in the second quarter and the first half of fiscal 2021, stock-based compensation costs were $0.2 million higher year-over-year for both periods due to contingent shares issued as part of the acquisition of EXFO Taiwan.

Finally, in the first half of fiscal 2021, we incurred restructuring charges of $0.5 million or 0.4% of sales (nil in 2020).

In the second quarter of fiscal 2021, our selling and administrative expenses amounted to 33.1% of sales, 10.9% lower compared to 44.0% of sales in the same period last year. In the first half of fiscal 2021, our selling and administrative expenses amounted to 31.6% of sales, 6.3% lower compared to 37.9% of sales in the same period last year. Year-over-year decrease in our selling and administrative expenses as percentage of sales is mainly due to the overall decrease in selling and administrative expenses as well as the increase in sales year over year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended February 28, 2021, gross research and development expenses totaled $15.8 million, or 22.9% of sales, compared to $14.4 million, or 26.0% of sales, for the same period last year.

For the six months ended February 28, 2021, gross research and development expenses totaled $30.0 million, or 21.3% of sales, compared to $28.2 million, or 21.9% of sales, for the same period last year.

Second quarter and first half review

In the second quarter of fiscal 2021, our gross research and development expenses increased $1.5 million compared to the same period last year.

In the first half of fiscal 2021, our gross research and development expenses increased $1.8 million compared to the same period last year.

In the second quarter and the first half of fiscal 2021, inflation and salary increases, as well as the mix of research and development project resulted in higher gross research and development expenses year-over-year.

In addition, in the second quarter and the first half of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

In the second quarter of fiscal 2021, our gross research and development expenses amounted to 22.9% of sales, 3.1% lower than 26.0% of sales in the same period last year. In the first half of fiscal 2021, our gross research and development expenses amounted to 21.3% of sales, 0.6% lower than 21.9% of sales in the same period last year. The year-over-year decrease in our gross research and development expenses as percentage of sales is mainly due to the increase in sales year-over-year as these expenses tend to be relatively fixed in the short term.

Tax Credits and Grants

For the three months ended February 28, 2021, tax credits and grants for research and development activities were $2.3 million, or 14.5% of gross research and development expenses, compared to $1.8 million, or 12.6% of gross research and development expenses, for the same period last year.

For the six months ended February 28, 2021, tax credits and grants for research and development activities were $5.3 million, or 17.5% of gross research and development expenses, compared to $3.9 million, or 13.8% of gross research and development expenses, for the same period last year.

In the second quarter and the first half of fiscal 2021, our tax credits and grants included $0.2 million, or 1.2% of gross research and development expenses and $1.0 million, or 3.4% of gross research and development expenses respectively, for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic (nil in 2020).

For the three months and the six months ended February 28, 2021, the increase in our tax credits and grants in dollars and as a percentage of gross research and development, compared to the same periods last year mainly comes from the wage subsidy recorded during these periods.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended February 28, 2021, amortization of intangible assets amounted to $2.0 million compared to $1.7 million for the same period last year.

For the six months ended February 28, 2021, amortization of intangible assets amounted to $4.5 million compared to $3.3 million for the same period last year.

The year-over-year increase in our amortization expense in the second quarter and the first half of fiscal 2021, compared to the same periods last year, is due to increased amortization expense for acquired backlog (customer relationship) as related sales were recognized during the quarter, as well for core technologies from newly acquired EXFO Taiwan.

INTEREST AND OTHER (INCOME) EXPENSES

For the three months ended February 28, 2021, interest and other income totaled $0.1 million, compared to interest and other expenses of $0.3 million for the same period last year.

For the six months ended February 28, 2021, interest and other income totaled $2.0 million, compared to interest and other expenses of $0.7 million for the same period last year.

During the second quarter and the first half of fiscal 2021, other income included an amount of $0.7 million for the excess of the fair value of net identifiable assets acquired over fair value of the total consideration (net of cash acquired) in relation with the acquisition of EXFO Taiwan (nil in 2020); this was offset in part by increased interest expense on our bank loan year-over-year.

In addition, during the first half of fiscal 2021, other income included an insurance recovery of $2.5 million related to the loss of assets (nil in 2020).

INCOME TAXES

For the three months ended February 28, 2021, we reported income tax expenses of $0.6 million on a loss before income taxes of $1.8 million. For the corresponding period, last year, we reported an income tax recovery of $1.0 million on a loss before income taxes of $10.0 million.

For the six months ended February 28, 2021, we reported income tax expenses of $2.8 million on earnings before income taxes of $3.9 million. For the corresponding period, last year, we reported income tax expenses of $1.7 million on a loss before income taxes of $7.4 million.

These distorted tax rates for the three months and the six months ended February 29, 2020 and February 28, 2021 mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 11 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at February 28, 2021, cash and short-term investments totaled $24.3 million, while our working capital was at $43.7 million. Our cash and short-term investments increased by $7.8 million in the second quarter of fiscal 2021 compared to the previous quarter-end.

The following table summarizes the increase in cash and short-term investments during the second quarter of fiscal 2021 in thousands of US dollars:

Cash flows provided by operating activities	$14,677
Cash acquired from EXFO Taiwan	799
Decrease in bank loan	(5,355)
Purchases of capital assets	(1,172)
Repayment of lease obligations and long-term debt	(1,355)
Other	234

$7,828

We believe that our cash balances and short-term investments totaling $24.3 million, combined with our available revolving credit facilities of up to $68.3 million until May 2021 and $52.5 million thereafter, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $23.8 million for foreign currency exposure related to forward exchange contracts. However, a slowdown or recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $14.7 million for the three months ended February 28, 2021, compared to $7.1 million for the same period last year.

Cash flows provided by operating activities were $16.7 million for the six months ended February 28, 2021, compared to $0.7 million for the same period last year.

Second quarter review

Cash flows provided by operating activities in the second quarter of fiscal 2021 were attributable to earnings after items not affecting cash of $3.1 million, and the positive net change in non-cash operating items of $11.6 million; this was mainly due to the positive effect on cash of the $7.2 million decrease in our accounts receivable due to the timing of sales and receipts during the quarter, the positive effect on cash of the $2.0 million decrease in inventories due to mix of sales during the quarter, the positive effect on cash of the $0.5 million decrease in our prepaid expenses due to timing of payments during the quarter, and the positive effect on cash of the $2.6 million increase in our accounts payable, accrued liabilities and provision due to timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the $1.0 million increase in our income taxes and tax credits recoverable due to tax credits earned during the quarter but not yet recovered.

Cash flows provided by operating activities in the second quarter of fiscal 2020 were attributable to net loss after items not affecting cash of $2.4 million, more than offset by the positive net change in non-cash operating items of $9.5 million; this was mainly due to the positive effect on cash of the $18.5 million decrease in our accounts receivable due to the lower level of sales especially in the last month of the quarter and timing of receipts during the quarter. This positive effect on cash was offset in part by the negative effect on cash of the $3.2 million increase in our income taxes and tax credits recoverable due to tax credits earned during the quarter as well as current income taxes receivable on net loss not yet recovered, the $0.5 million increase in our inventories due to the shutdown of our facility in China during the quarter, as well as the $5.6 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

First half review

Cash flows provided by operating activities in the first half of fiscal 2021 were attributable to net earnings after items not affecting cash of $9.3 million, and the positive net change in non-cash operating items of $7.4 million; this was mainly due to the positive effect on cash of the decrease of $6.4 million in our accounts receivable due to the timing of sales and receipts during the period, the positive effect on cash of the $1.1 million decrease in our prepaid expenses due to timing of payments during the period, and the positive effect on cash of the $1.7 million decrease in other assets due the recognition of related sales during the period. These positive effects on cash were offset in part by the negative effect on cash of the $0.7 million increase in our inventories to meet future demand, and the $1.3 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period.

Cash flows provided by operating activities in the first half of fiscal 2020 were attributable to net loss after items not affecting cash of $2.6 million, more than offset by the positive net change in non-cash operating items of $3.3 million; this was mainly due to the positive effect on cash of the decrease of $18.6 million in our accounts receivable due to the timing of receipts and the lower level of sales especially in the last month of the period. This positive effect on cash was offset in part by the negative effect on cash of the $2.7 million increase in our income taxes and tax credits recoverable due to tax credits earned during the period as well as current income taxes receivable on net loss not yet recovered, the $4.0 million  increase in our inventories to meet future demand, as well as the $9.3 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period.

Investing activities

Cash flows provided by investing activities were $0.3 million for the three months ended February 28, 2021, compared to cash flows used of $1.4 million for the same period last year.

Cash flows used by investing activities were $1.0 million for the six months ended February 28, 2021, compared to $3.1 million for the same period last year.

Second quarter review

In the second quarter of fiscal 2021, we acquired $0.8 million of cash from EXFO Taiwan and we disposed of $0.7 million worth of short-term investments. However, we made cash payments of $1.2 million for the purchase of capital assets.

For the corresponding period last year, we made cash payments of $2.1 million for the purchase of capital assets but we disposed of $0.7 million worth of short-term investments.

First half review

In the first half of fiscal 2021, we made cash payments of $2.3 million for the purchase of capital assets. However, during the period, we acquired $0.8 million of cash from EXFO Taiwan and we disposed of $0.5 million worth of short-term investments.

For the corresponding period last year, we made cash payments of $4.2 million for the purchase of capital assets. However, during the period, we disposed of $1.1 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $6.7 million for the three months ended February 28, 2021, compared to $1.5 million for the same period last year.

Cash flows used by financing activities were $24.9 million for the six months ended February 28, 2021, compared to cash flows provided of $5.1 million for the same period last year.

In the second quarter of fiscal 2021, our bank loan decreased $5.4 million and we repaid $1.3 million of our lease liabilities and our long-term debt.

For the corresponding period last year, we repaid $1.5 million of our lease liabilities and our long-term debt.

In the first half of fiscal 2021, our bank loan decreased by $21.7 million, we repaid $2.8 million of our lease liabilities and our long-term debt and we redeemed share capital for $0.4 million.

For the corresponding period last year, our bank loan increased by $8.4 million, but we repaid $3.0 million of our lease liabilities and our long-term debt and other liabilities, and we redeemed share capital for $0.3 million.

Contractual Obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at February 28, 2021 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$3,167	$1,548	$1,074	$5,789
Later than 1 year and no later than 5 years	5,462	1,532	2,613	9,607
Later than 5 years	751	–	–	751
	$9,380	$3,080	$3,687	$16,147

In addition, as at February 28, 2021, we had letters of guarantee amounting to $1.1 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, Finland, France and Taiwan, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2021, we held forward exchange contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2021 to August 2021	$17,200,000	1.3371
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$39,600,000	1.3424

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1.5 million as at August 31, 2020 and $2.3 million as at February 28, 2021. The quarter-end exchange rate was CA$1.2686 = US$1.00 as at February 28, 2021.

SHARE CAPITAL

As at April 7, 2021, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 25,803,366 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at February 28, 2021, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Coronavirus pandemic

The coronavirus pandemic worldwide impacts the global economy, as preventive measures and extended restrictions on transportation and lockdowns for individuals are still being imposed in many countries. The breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2020, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

RISKS AND UNCERTAINTIES

For the first half of fiscal 2021, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2020.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expenses, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges and foreign exchange loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

IFRS net earnings (loss) for the period	$(2,439)	$(9,021)	$1,115	$(9,084)

Add (deduct):

Depreciation and amortization	4,236	3,973	8,959	7,899
Interest and other (income) expense	(137)	285	(2,003)	684
Income taxes	603	(971)	2,784	1,698
Stock-based compensation costs	1,017	436	1,585	923
Restructuring charges	–	–	543	–
Foreign exchange loss	127	382	373	508
Adjusted EBITDA for the period	$3,407	$(4,916)	$13,356	$2,628

Adjusted EBITDA as a percentage of sales	4.9%	(8.9)%	9.5%	2.0%

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 28, 2021	November 30, 2020	August 31, 2020	May 31, 2020

Sales	$69,254	$71,512	$70,572	$66,147
Cost of sales (2)	$30,423	$29,869	$32,573	$27,948
Net earnings (loss)	$(2,439)	$3,554	$(3,633)	$3,177
Basic and diluted net earnings (loss) per share	$(0.04)	$0.06	$(0.07)	$0.06

	Quarters ended
	February 29, 2020	November 30, 2019	August 31, 2019	May 31, 2019

Sales	$55,313	$73,551	$70,175	$73,587
Cost of sales (2)	$23,796	$30,241	$30,260	$30,458
Net earnings (loss)	$(9,021)	$(63)	$(227)	$21
Basic and diluted net earnings (loss) per share	$(0.16)	$(0.00)	$(0.00)	$0.00

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended February 28, 2021.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2020 and ended on February 28, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: April 7, 2021

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended February 28, 2021.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2020 and ended on February 28, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: April 7, 2021

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance